[Letterhead of NextEra Energy Partners, LP]

December 8, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Washington, D.C. 20549

Re:	NextEra Energy Partners, LP

Registration Statement on Form S-3 (Registration No. 333-275475)

Ladies & Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, NextEra Energy Partners, LP hereby requests acceleration of the effective date of the Registration Statement on Form S-3 (Registration No. 333-275475) so that the Registration Statement becomes effective at 4:00 P.M., Eastern Time, on December 12, 2023, or as soon as practicable thereafter.

NEXTERA ENERGY PARTNERS, LP

By:	/s/ Charles E. Sieving
Name:	Charles E. Sieving
Title:	General Counsel

c:	Liz Packebusch